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                            July 29, 2021

       Timothy T. Barry
       Chief Executive Officer
       Arras Minerals Corp.
       777 Dunsmuir Street, Suite 1610
       Vancouver, British Columbia V7Y 1K4
       Canada

                                                        Re: Arras Minerals
Corp.
                                                            Registration
Statement on Form 20-F
                                                            Filed July 2, 2021
                                                            File No. 000-56306

       Dear Mr. Barry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 20-F

       Questions and Answers About the Spin-off
       Q: When will Arras shares begin to trade on a stand-alone basis?, page
11

   1. Please expand your disclosure here to discuss any current plans to list your common stock on an exchange. In this
regard, we note your disclosure on page 61 that you plan to apply to have your common
shares listed on the TSX Venture Exchange.
       Information on the Company
       Business Overview, page 31

   2. We note your disclosure that the Beskauga Project, which is comprised of three contiguous licenses
located in Kazakhstan, is your only material property. Additionally
 Timothy T. Barry
Arras Minerals Corp.
July 29, 2021
Page 2
         we note your disclosure on page 34 regarding the Maikain JV agreement and the exploration license for the Akkudak property. Considering you appear to have interests in multiple properties, provide the information required under Items 1303(b) and 1304 of
         Regulation S-K for all properties or tell us why such disclosure is not necessary.
Property, Plants and Equipment, page 31

3. We note your Beskauga Option Agreement is subject to bonus payments based upon the completion of a bankable feasibility study indicating gold equivalent resources. Clarify your disclosure related to the Beskauga Option Agreement bonus payments with respect to the terminology associated with a feasibility study and gold equivalent resources. Your response should explain the nature of the feasibility study that must be completed and whether it is consistent with the definitions per Item 1300 of Regulation S-K.
4. Revise to disclose the following with respect to your material property as required by Item
         1304(b)(2) of Regulation S-K:
             your proposed program of exploration,
             the age, details as to modernization and physical condition of the equipment, facilities, and infrastructure, and
             the total cost for or book value of the property and its associated plant and equipment.
5. We note your disclosure of mineral resources for the Beskauga deposit. Please disclose the point of reference for you mineral resources and the time frame related to your pricing as required by Item 1304(d)(1) of Regulation S-K.
History and Development of the Company, page 32

6. We note that you must incur $2 million in cumulative exploration expenditures on the
         Beskauga Project by January 26, 2022. Please disclose whether you have expended any such exploration expenditures to date and how you expect to finance such expenditures. Also provide related updates to the disclosure under "2021 Exploration
         Program" at page 40, including the anticipated cost of such exploration program and the amounts expended to date.
Loan Agreements, page 34

7. We note that you disclose that the SVB Loans and Arras Loan 1 are repayable on June 30,
         2021 and the Arras Loan 2 is repayable on July 31, 2021. Please revise to clarify the current status of such loans, including whether any of the loans has been fully repaid.
Regulatory Overview, page 41
FirstName LastNameTimothy T. Barry
8. Please revise your disclosure discuss in greater detail the governmental regulations,
Comapany    NameArras
       including        Minerals Corp.
                 the environmental code and separate water legislation, and the material effects
July 29,of2021
           governmental
               Page 2 regulations on your business. Refer to Item 4.B.8 of Form 20-F.
FirstName LastName
 Timothy T. Barry
FirstName  LastNameTimothy T. Barry
Arras Minerals Corp.
Comapany
July       NameArras Minerals Corp.
     29, 2021
July 29,
Page  3 2021 Page 3
FirstName LastName
Operating and Financial Review and Prospects
Liquidity and Capital Resources, page 48

9. You state that management's successful pursuit of equity financings in the past alleviates any substantial doubt that you can continue operations for the next 12 months as a going concern. Revise this disclosure as it does not appear to be consistent with the language in the footnotes to your financial statements regarding your ability to continue as a going concern.
Major Shareholders and Related Party Transactions
Related Party Transactions, page 60

10. You state that you "intend to enter into a Separation and Distribution Agreement and possibly other agreements with Silver Bull related to the Distribution and the Spin-off."
         Please expand your disclosure to discuss the material provisions of all agreements that will govern your relationship with Silver Bull, and file all such agreements as exhibits.
Notes to the Financial Statements
Note 2. Basis of Presentation, page F-8

11. Consistent with disclosure provided in other sections of your filing, include disclosure here regarding the allocation of expenses from Silver Bull. In addition, explain the allocation method used and provide a statement that the method used is reasonable. For additional guidance, refer to SAB Topic 1B1.
Note 6. Beskauga Option Agreement, page F-16

12. We note that approximately $850,000 of the required expenditures have been incurred under the Beskauga Option Agreement as of April 30, 2021 via loans made to Ekidos.
         Please revise to clarify the nature of your obligation to incur exploration expenditures and your accounting for the amounts being incurred.
Exhibit 17.1, page 1

13. Please revise your technical report to include an assessment of the environmental compliance and permitting for the Beskauga project as required by Item 1302(d)(3)(iv) of
         Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering comments, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Karina Dorin,
 Timothy T. Barry
Arras Minerals Corp.
July 29, 2021
Page 4

Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameTimothy T. Barry
                                                           Division of
Corporation Finance
Comapany NameArras Minerals Corp.
                                                           Office of Energy &
Transportation
July 29, 2021 Page 4
cc:       Brian Boonstra
FirstName LastName